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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                           KAISER GROUP HOLDINGS, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)



                                    483059101
                                 (CUSIP Number)



                                JAMES D. BENNETT
                       C/O BENNETT MANAGEMENT CORPORATION
                                2 STAMFORD PLAZA
                                   SUITE 1501
                              281 TRESSER BOULEVARD
                           STAMFORD, CONNECTICUT 06901
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                       N/A
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                         (Continued on following pages)

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ITEM 1. SECURITIES AND THE ISSUER.

     The name of the issuer is Kaiser Group Holdings, Inc. (the "Issuer"). The address of the Issuer's offices is 9300 Lee Highway, Fairfax, Virginia 22031-1207. This Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") relating to the Issuer's Common Stock, $0.01 par value per share, is being filed jointly by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company (the "Reporting Persons"), and supplements and amends the Statement on Schedule 13D originally filed with the Commission on May 10, 2001, as amended, by Amendment No. 1 filed on September 6, 2005 and Amendment No. 2 filed on May 12, 2006.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 18, 2006, Bennett Management Corporation sent a letter to the Issuer's board of directors, a copy of which is attached as Exhibit 3 of this
Schedule 13D. Douglas W. McMinn, the President and Chief Executive Officer and a director of the Issuer, responded to this letter, stating that it "is not possible" for him to "comment on communications that occur between stockholders."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby supplemented by adding the following exhibit:

Exhibit No.   Description

  3 Letter, dated May 18, 2006, addressed to the Board of Directors of Kaiser Group Holdings, Inc., from Bennett Management Corporation.



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                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated May 25, 2006


                                    JAMES D. BENNETT*


                                     By:   /s/ James D. Bennett
                                           ------------------------------------
                                           Name:  James D. Bennett




                                    BENNETT RESTRUCTURING FUND, L.P.*


                                    By:  Restructuring Capital Associates, L.P.
                                         General Partner

                                    By:  Bennett Capital Corporation
                                         General Partner



                                     By:   /s/ James D. Bennett
                                           ------------------------------------
                                           Name:   James D. Bennett
                                           Title:  President


                                    BENNETT OFFSHORE RESTRUCTURING FUND, INC.*


                                     By:   /s/ James D. Bennett
                                           ------------------------------------
                                           Name:   James D. Bennett
                                           Title:  Director

----------
* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.


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                                INDEX TO EXHIBITS


Exhibit No.    Description
-----------    -----------
    3          Letter, dated May 18, 2006, addressed to the Board of Directors of Kaiser Group Holdings, Inc., from Bennett Management
               Corporation.




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